Form 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Dated October 13, 2006

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Exact name of registrant as specified in its charter)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82_______________

This Report on Form 6-K contains the following:-

1.            A news release dated September 11 2006 entitled ‘Vodafone to Deliver fixed-Line Broadband Services in the UK’

2.            A news release dated September 14, 2006 entitled ‘Mobile Operators Map an Evolutionary Path Beyond HSPA & EVDO. Next Generation Mobile Networks (NGMN) Initiative to Offer Clear Vision for the Future of Mobile Technology’

3.            A news release dated September 15, 2006 entitled ‘Vodafone Italia and Fastweb Together in Italian Homes Competitive Agreement to Expand Customer Offering’

4.            A news release dated September 19, 2006 entitled ‘Vodafone Reports 10 Million Vodafone Passport Customers’

5.            A news release dated September 28, 2006 entitled ‘Vodafone Launches First Vodafone-only Branded 3G Consumer Handset’

6.            Stock Exchange Announcement dated September 1, 2006 entitled ‘Transaction in Own Securities’

7.            Stock Exchange Announcement dated September 1, 2006 entitled ‘Vodafone Group Plc (“the Company”)’

8.            Stock Exchange Announcement dated September 4, 2006 entitled ‘Transaction in Own Securities’

9.            Stock Exchange Announcement dated September 5, 2006 entitled ‘Transaction in Own Securities’

10.          Stock Exchange Announcement dated September 6, 2006 entitled ‘Transaction in Own Securities’

11.          Stock Exchange Announcement dated September 7, 2006 entitled ‘Transaction in Own Securities’

12.          Stock Exchange Announcement dated September 8, 2006 entitled ‘Transaction in Own Securities’

13.          Stock Exchange Announcement dated September 11, 2006 entitled ‘Vodafone Group Plc (“the Company”)’

14.          Stock Exchange Announcement dated September 12, 2006 entitled ‘Transaction in Own Securities’

15.          Stock Exchange Announcement dated September 13, 2006 entitled ‘Transaction in Own Securities’

16.          Stock Exchange Announcement dated September 14, 2006 entitled ‘Transaction in Own Securities’

17.          Stock Exchange Announcement dated September 15, 2006 entitled ‘Transaction in Own Securities’

18.          Stock Exchange Announcement dated September 15, 2006 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

19.          Stock Exchange Announcement dated September 18, 2006 entitled ‘Transaction in Own Securities’

20.          Stock Exchange Announcement dated September 20, 2006 entitled ‘Transaction in Own Securities’

21.          Stock Exchange Announcement dated September 25, 2006 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

22.          Stock Exchange Announcement dated September 26, 2006 entitled ‘Transaction in Own Securities’

23.          Stock Exchange Announcement dated September 27, 2006 entitled ‘Transaction in Own Securities’

24.          Stock Exchange Announcement dated September 28, 2006 entitled ‘Transaction in Own Securities’

25.          Stock Exchange Announcement dated September 29, 2006 entitled ‘Transaction in Own Securities’

26.          Stock Exchange Announcement dated September 29, 2006 entitled ‘Vodafone Group Plc (“the Company”)’

11 September 2006

VODAFONE TO DELIVER FIXED-LINE BROADBAND SERVICES IN THE UK

Vodafone today announces that it has signed Heads of Terms with BT Wholesale to provide its customers in the UK with Vodafone-branded consumer fixed-line broadband services. Vodafone expects to launch this new proposition, which will complement its existing mobile services, before the end of the year.

This partnership enables Vodafone’s customers to benefit from bundled packages of mobile and broadband services nationwide, due to BT’s unique footprint in the UK.

Nick Read, Chief Executive of Vodafone UK, said: “Today’s announcement is a strategically important step in the evolution of Vodafone’s business in the UK. Choosing BT as our partner enables us to provide high quality fixed-line broadband services to customers quickly and cost-efficiently right across the UK, and this perfectly complements our national mobile coverage and mobile broadband service.

“This news is further evidence of Vodafone delivering on its strategy and providing its customers with a total communications solution wherever they are.”

Paul Reynolds, Chief Executive of BT Wholesale, says:  “Today’s announcement by Vodafone builds on BT Wholesale’s unique capability to deliver strategic, managed solutions for our customers across the industry. It’s also an excellent example of how BT’s range of capabilities in communications can be deployed, in partnership with our wholesale customers, to enable them to bring choice, quality and value to their customers in the competitive, converging world of the 21st century.”

- ends -

For further information please contact:

Vodafone Media Relations

Tel:         08454 444466

Email:    press.office@vodafone.com

Note to editors:

In 2004, BT and Vodafone reached a partnership agreement to create a Mobile Virtual Network Operator (MVNO) and to become BT’s mobile partner in its fixed mobile convergence (FMC) activities. The first product was the launch of BT Fusion, the world’s first fixed-mobile phone service.

In December 2005, Vodafone signed a five year managed service contract with BT to provide connectivity for nearly half of its UK base station sites to enhance Vodafone’s provision of mobile access services.

About Vodafone UK

Vodafone UK has 16.2 million customers and is part of the world’s leading international mobile telecommunications group offering a wide range of voice and data communications. The company is committed to providing mobile solutions that allow both consumer and business customers to make the most of now. In addition, Vodafone connects customers across the globe with roaming agreements worldwide. It provides 3G roaming in 29 countries and offers great roaming value with Vodafone Passport. For more information, please visit www.vodafone.co.uk.

About BT

BT is one of the world’s leading providers of communications solutions and services operating in 170 countries. Its principal activities include networked IT services, local, national and international telecommunications services, and higher-value broadband and internet products and services. BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

For more information, visit www.bt.com/aboutbt

14 September 2006

MOBILE OPERATORS MAP AN EVOLUTIONARY PATH BEYOND HSPA & EVDO

Next Generation Mobile Networks (NGMN) Initiative to Offer Clear Vision for the Future of Mobile Technology

Leading mobile operators including China Mobile, KPN, NTT DoCoMo, Orange, Sprint Nextel, T-Mobile and Vodafone have joined forces to develop a common vision for mobile networks and technology that will take the industry beyond the HSPA & EVDO¹ roadmaps.

The Next Generation Mobile Networks (NGMN) initiative, which has this week become a limited UK company, has created a set of requirements for a future wide area mobile broadband network that is designed to offer enhanced customer benefits by delivering competitive broadband performance alongside high levels of interoperability.

The initiative, which will work alongside existing standards bodies, will seek to shape the development and standardisation of the next generation of mobile technologies. With a strong emphasis on practicality, the group has specified that the evolutionary path should focus on existing infrastructure and spectrum allocation, in order to develop a platform for creating new and innovative services.

Under its recommendations, the NGMN initiative has outlined a series of features that will help to guide mobile networks beyond current HSPA & EVDO technologies while delivering competitive services in line with customer demand. The guiding principles include but are not limited to:

•      High levels of data throughput alongside low levels of latency

•      Low operation and maintenance costs

•      Compatibility with legacy networks

•      Support of high levels of authentication and security, and differentiated quality of service

•      Improved terminal certification schemes

Echoing the welcome statement made by all seven founding members on the NGMN website, Thomas Geitner, the current Chairman of NGMN Ltd, said the move would help to create a high-performance and efficient mobile network for the future: “As major players within the industry and heavy consumers of mobile broadband infrastructure, we believe that the future of mobile networks should be determined by a mix of technical and performance standards.

“We are convinced that by drawing on our combined experience and commercial insight as operators, we will be able to bring a whole new perspective to the debate and continue to ensure that we give our customers exactly what they want.”

In order to further the objectives of NGMN within a recognised and accepted legal framework, the mobile operators have created a limited UK company called “NGMN Limited”.

The founding members of NGMN Limited are keen for other mobile network operators and key industry partners, such as infrastructure and handset manufacturers and other relevant technology providers, to join the initiative and help NGMN achieve its objectives. At the same time, research institutes, universities and similar organisations are also encouraged to join as advisors.

For more information visit the website (http://www.ngmn.org)

- ends -

Notes to editors:

1.    HSPA (including HSDPA and HSUPA) offers customers a mobile broadband experience on W-CDMA networks

EVDO offers customers a mobile broadband experience on CDMA networks

Press contacts:

China Mobile	Sprint Nextel
Li Jun	John Polivka
Division of Information Service	Senior Communications Manager
Tel: +86 10 66006688-1121	Tel: +1 972 405-5139
Email: lijun@chinamobile.com	Email: John.M.Polivka@sprint.com
www.chinamobile.com	www.sprint.com

KPN	T-Mobile
Stephen Hufton	Klaus Czerwinski /Christian Shwolow
Media Relations	Global Communication Coordinator
Tel: +31 (70) 446 6300	Tel: +49 228 936 15520/+49 171 7878 200
Email: stephen.hufton@kpn.com	Email: Klaus.Czerwinski@t-mobile.net
www.kpn.com	www.t-mobile.net

NTT DoCoMo	Vodafone
Masanori Goto	Mark Street
Manager, Public Relations Department	Technology Media Relations Manager
Tel: +81 3 5156 1366	Tel: +44 (0) 1635 686006
Email: gotum@nttdocomo.co.jp	Mobile: +44 (0) 7867900818
www.nttdocomo.com	E-mail: Mark.street@vodafone.com
www.vodafone.com
Orange
Bethan Lloyd
Group External Communications
Tel: +44 (0) 7814 851214
Email: bethan.lloyd@orange.co.uk
www.orange.co.uk

PRESS RELEASE

VODAFONE ITALIA AND FASTWEB TOGETHER IN ITALIAN HOMES

COMPETITIVE AGREEMENT TO EXPAND CUSTOMER OFFERING

GUINDANI: BEYOND MOBILE WITH TOTAL COMMUNICATION SOLUTIONS

PARISI: REPRESENTING THE CUTTING-EDGE IN ITALIAN TELECOMMUNICATIONS

Milan 15 September 2006 - Vodafone Italia and FASTWEB announce a commercial agreement designed to widen customers’ freedom of choice and expand the market. The new offering combines the best in mobile communications with the ultimate in broadband and aims to meet the needs of people looking for the latest in voice and internet communication to talk, connect to the web and access entertainment.

The agreement was announced today by Pietro Guindani, CEO of Vodafone Italia, and Stefano Parisi, CEO of Fastweb.

The first example of this co-operation is the launch of Vodafone Casa FASTWEB. This solution enables customers, when at home, to use their mobile phones to make calls to all fixed-line and mobile numbers, benefiting from the low costs of a landline phone, and install an ADSL modem giving them broadband access at speeds of up to 20 Mbps, thanks to FASTWEB’s optic fibre network.

Customers of the two companies will at the same time be offered Vodafone Infinity FASTWEB, a convergent offering for calls between Vodafone mobile phones and FASTWEB’s fixed-line devices.

The agreement marks the first stage of an alliance that will lead to the launch of new products for business customers, and commercial initiatives designed to benefit everyone choosing to become a customer of the two operators.

“Vodafone Italia,” explained CEO Pietro Guindani, “has chosen a leading broadband provider as its partner in order to offer customers total communication solutions. Thanks to today’s agreement, we are the first mobile company to supply an ADSL service of the highest quality alongside our Vodafone Casa mobile service, combining low-cost fixed-line telephony with easy-to-use mobile communication. Our customers’ freedom of choice is the core issue around which we have built our strategy. The tie-up with Fastweb,” concluded Pietro Guindani, “is proof that competition is the only way of ensuring innovation”.

“This agreement,” underlined CEO Stefano Parisi, “confirms FASTWEB’s belief in innovation as a means of boosting the market and competition. Having been the first to launch triple-play services, FASTWEB is today joining with Vodafone to present integrated fixed-mobile solutions, combining the very best offerings from two operators supplied over some of the most advanced networks in the world. This agreement - the first of its kind – represents a real step forward for our customers, in terms of both offerings and freedom of choice, further confirming our leadership in the Italian telecommunications sector.”

For further information contact:

Vodafone Italia Press Office	FASTWEB Press Office

Giuseppe Currà 3485919936	Giovanna Guzzetti 02 4545 2360
Karen Cohen 3484532135	Simona Geroldi 02 4545 4350
Daniele de Sanctis 3460151000	Paola Maini 02 4545 2465
Claudio Monteverde 3482905202

19 September 2006

VODAFONE REPORTS 10 MILLION VODAFONE PASSPORT CUSTOMERS

Vodafone Leading the Mobile Industry in Reducing the Cost of Retail and Wholesale Roaming in Europe

Vodafone announces today that 10 million of its customers have signed up for Vodafone Passport, Vodafone’s roaming service which enables customers to take their domestic price plan abroad for a small connection fee per call. This represents more than a third of all roaming customers having taken up the service since its launch in May 2005. More than 150,000 customers are joining Vodafone Passport every week.

Vodafone Passport was developed to meet customer demands for better value roaming with clear and simple pricing. Data for June and July 2006 shows that Passport customers are paying around 50% less per minute for their voice roaming calls when compared to the average cost of roaming in Summer 2005. The average cost of a voice roaming call for these customers is now below €0.45 per minute.

Overall cost of roaming down 20%

Following Vodafone’s May 2006 commitment to reduce the average cost of roaming by 40% by April 2007 when compared to Summer 2005, Vodafone confirms today that average roaming prices for all Vodafone roaming customers were already over 20% lower during June and July 2006 compared to Summer 2005.

More than 50% of Vodafone’s European wholesale traffic to be priced at €0.45 per minute or less

Vodafone also confirms that it has agreement with other operators to reduce wholesale prices to €0.45 per minute or less on a reciprocal basis and that the operators with whom it has such agreement represent more than 50% of Vodafone’s European wholesale traffic. This follows Vodafone’s May 2006 commitment to offer reduced wholesale rates to enable better value roaming for all mobile customers across Europe.

Roaming Price Text Information Service

To provide even better price transparency for customers when they travel abroad, Vodafone also announces today its intention to launch a roaming price text information service across its European markets before Summer 2007. The service will be modelled on Vodafone UK’s existing service, which enables customers to send a short text message to receive information about the cost of making a call or sending a text in the country they are visiting.

Arun Sarin, Chief Executive, Vodafone, said:

“Our customers want simplicity, predictability and value when they travel abroad. Vodafone is committed to delivering services which meet these needs. Today’s figures clearly demonstrate our success and show that Vodafone continues to lead the industry in roaming. I am delighted that more and more of our customers are choosing Vodafone Passport.”

Ends

For further information:

Vodafone Group

Investor Relations

Tel:  +44 (0) 1635 664447

Media Relations

Tel:  +44 (0) 1635 664444

Notes to Editors

Vodafone’s commitment to reducing roaming costs

On 8 May 2006, Vodafone committed to reducing the cost of European roaming by:

•      Reducing the average retail cost of roaming to Vodafone customers by 40% by April 2007 when compared to Summer 2005.

•      Offering to enter into reciprocal wholesale agreements with any European operator at an average charge of no more than €0.45 per minute for voice calls within the EU from October 2006.

Vodafone Passport

•      Launched in May 2005 and now available in 13 Vodafone markets

•      A free opt-in service, Vodafone Passport offers customers their home price plan abroad for a small connection fee per call eg a UK customer would be charged 75p per call and their domestic rate thereafter.

•      Vodafone Passport offers significant savings to standard roaming price plans. For example, a UK customer with an Anytime 200 price plan could call home from Italy and chat for four minutes, paying just 75p using their bundled minutes. Previously, this would have cost £3.00.

Text Information Service – how it works

A Vodafone UK customer visiting Spain who wanted to know how much it would cost to phone the UK from Spain would text FROM SPAIN to 4636 and would be sent a text detailing how much it would cost to make and receive calls and send texts whilst in Spain. Vodafone intends for this service, ultimately, to be free to customers.

About Vodafone

Vodafone is the world’s leading international mobile telecommunications group with equity interests in 27 countries across 5 continents with 186.8 million proportionate customers worldwide as at 30 June 2006 as well as 33 partner networks. For further information, please visit www.vodafone.com

28 September 2006

VODAFONE LAUNCHES FIRST VODAFONE-ONLY BRANDED 3G CONSUMER HANDSET

Vodafone sources from Asia the first of a new range of single-branded handsets that maximize accessibility to Vodafone services and drive down production costs

Vodafone has today unveiled its first Vodafone-only branded 3G consumer handset, the Vodafone 710, which will see the mobile network operator become a brand name in its own right in the consumer handset market.

The Vodafone 710’s features, design and functionality were specified by Vodafone to maximize customers’ use of its services. It is the first handset manufactured for Vodafone by China’s Huawei Technologies as a result of a strategic handset alliance signed by the two companies in February 2006. The device is supported by the leading, industry standard, Qualcomm chipset.

The handset is part of the company’s strategy to leverage its purchasing power with Original Design Manufacturers  (ODM) to the benefit of its customers and offers all the latest 3G consumer services and a sleek, clamshell design at a new, low cost. The ODM-produced handset range will enable Vodafone to meet its aim to develop mobile phones that can match established, global handset brands on quality, technology and on price, underpinned by the strength of the Vodafone brand. The move will assist the uptake of 3G services, due to the lower cost per handset and the fact that the Vodafone 710 will be offered on prepay as well as contract, and will provide wide market access to 3G.

The Vodafone 710 incorporates easy access to core Vodafone services including Vodafone Radio DJ, Mobile TV, music downloads, video telephony and Vodafone live! with 3G. In addition, the handset includes an MP3 music player, a 1.3 megapixel camera and Bluetooth. The Vodafone 710 will be launched in the UK, Germany, Spain, Italy, Ireland, Greece, Netherlands, Romania and Portugal from early October 2006.

Jens Schulte-Bockum, Global Director of Terminals at Vodafone said: “The Vodafone 710 is Vodafone’s first own-branded 3G consumer handset, and we are delighted that it represents everything that customers have come to expect from Vodafone – high level technologies and exceptional value for money. We’re proud that this phone carries only the Vodafone name.”

“Today’s announcement supports Vodafone’s commitment to drive 3G penetration across our customer base and the fact the Vodafone 710 will be available as prepay in many markets will help to achieve this. The arrival of the Vodafone 710 illustrates how we’re actively reducing both costs and stimulating revenues through adding depth and choice to the range of 3G consumer devices for our customers.”

As part of Vodafone’s intention to introduce further Vodafone-branded handsets and devices to the market, the company has relocated part of its terminals division from Japan to Hong Kong to spearhead the sourcing of new devices and to negotiate contracts with Asian manufacturers, aimed at bringing cutting-edge technologies to Vodafone customers at market-beating prices.

- ends -

VODAFONE is a trade mark of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

For further information:

Vodafone Group
Investor Relations	Media Relations
Tel: +44 (0) 1635 664447	Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile telecommunications group with equity interests in 27 countries across 5 continents with 186.8 million proportionate customers worldwide as at 30 June 2006 as well as 33 partner networks. For further information, please visit www.vodafone.com

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	31 August 2006

Number of ordinary shares transferred:	102,926

Highest transfer price per share:	112.25p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,330,635,002 of its ordinary shares in treasury and has 52,658,793,281 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure Rule 3.1.4R(1) of the Disclosure Rules sourcebook, I have to inform you of conditional awards of performance shares and the conditional grant of share options to a PDMR of the Company. The vesting of the awards and grants is dependant upon the achievement of performance conditions and continued employment:

PDMR	Number of ordinary shares of US$0.11 3/7 in the capital of Vodafone Group Plc
	Award of performance shares (1)(3)	Grant of share options (2)(3)
Steven Charles Pusey	319,680	1,034,259

1              Conditional awards of shares were granted on 1 September 2006 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan. The vesting of these awards is conditional on continued employment with the Vodafone Group and on the satisfaction of a performance condition approved by the Remuneration Committee. The performance measure is comparative total shareholder return (TSR). The TSR of Vodafone Group Plc over the three year performance period 2006-2009 is compared to that of other constituent companies of the FTSE Global Telecommunications index and companies are ranked by reference to their relative TSR performance. If Vodafone’s TSR performance is such as to position it in the top half of the performance ranking of the constituent companies, all or some of the shares comprised in the award will vest. The vesting schedule provides that 25% of the award will vest for median performance, rising to full vesting if the Company’s performance is within the top 20% of companies in the index.

2              The options were granted on 1 September 2006 by the Company in accordance with the Vodafone Global Incentive Plan and with the Company’s policy on long-term incentives that has been approved by shareholders. The options will be exercisable at a price per share of 113.75p which is the London Stock Exchange closing price per share on 31 August 2006. The options will be exercisable subject to continued employment with the Vodafone Group and the satisfaction of a performance condition approved by the Remuneration Committee. The performance condition is that compound growth in adjusted earnings per share over the three-year performance period must exceed at least 5% per annum. If the compound growth is 5% per annum, 25% of the option will vest rising to full vesting if compound growth is 10% per annum. To the extent that vesting is not achieved after three years, the options will lapse. The options are normally exercisable at any time between 3 and 10 years from the date of grant.

3              These awards are also conditional on the PDMR being compliant with the Company’s share ownership guidelines, which provide that he will acquire and maintain minimum levels of shareholding. The level is two times salary as a member of the Executive Committee.

S R Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 September 2006

Number of ordinary shares transferred:	155,873

Highest transfer price per share:	113.5p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,330,479,129 of its ordinary shares in treasury and has 52,658,949,154 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 September 2006

Number of ordinary shares transferred:	134,454

Highest transfer price per share:	115p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,330,344,675 of its ordinary shares in treasury and has 52,659,083,608 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	5 September 2006

Number of ordinary shares transferred:	51,419

Highest transfer price per share:	113.75p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,330,293,256 of its ordinary shares in treasury and has 52,659,135,027 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 September 2006

Number of ordinary shares transferred:	58,543

Highest transfer price per share:	114.75p

Lowest transfer price per share:	114.75p

Following the above transfer, Vodafone holds 5,330,234,713 of its ordinary shares in treasury and has 52,659,193,570 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 September 2006

Number of ordinary shares transferred:	165,415

Highest transfer price per share:	114.5p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,330,069,298 of its ordinary shares in treasury and has 52,659,358,985 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

DIRECTOR DECLARATION

Vodafone Group Plc (“the Company”)

Following the announcement, on 5 September 2006, of the appointment of Vittorio Colao as an Executive Director of Vodafone with effect from 9 October 2006, the following information is given in accordance with paragraph 9.6.13 of the Listing Rules.

Vittorio Colao holds or has held directorships in the following publicly quoted companies in the past five years:

Name of Company	Date of appointment	Date of Resignation

RCS MediaGroup S.p.A.	28 July 2004	12 September 2006

Poligrafici Editoriale S.p.A.	27 April 2005	12 September 2006

DADA S.p.A.	18 November 2005	12 September 2006

RAS Holding S.p.A.*	30 April 2003

* expected to resign before the end of the year.

There are no further disclosures to be made pursuant to paragraph 9.6.13 of the Listing Rules.

The Company has been advised that Vittorio Colao has no beneficial interest in the shares of the Company.

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 September 2006

Number of ordinary shares transferred:	821,309

Highest transfer price per share:	114.75p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,329,247,989 of its ordinary shares in treasury and has 52,660,180,294 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 September 2006

Number of ordinary shares transferred:	41,865

Highest transfer price per share:	113.5p

Lowest transfer price per share:	112.5p

Following the above transfer, Vodafone holds 5,329,206,124 of its ordinary shares in treasury and has 52,660,271,159 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	13 September 2006

Number of ordinary shares transferred:	75,316

Highest transfer price per share:	113.5p

Lowest transfer price per share:	113.5p

Following the above transfer, Vodafone holds 5,329,130,808 of its ordinary shares in treasury and has 52,660,346,475 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 September 2006

Number of ordinary shares transferred:	582,434

Highest transfer price per share:	119p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,328,548,374 of its ordinary shares in treasury and has 52,660,969,988 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING  MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 15 September 2006 by Mourant ECS Trustees Limited that on 10 August 2006 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 113p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	220
Alan Paul Harper	220
Stephen Roy Scott	220
Paul Michael Donovan	220

* Denotes Director of the Company

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 September 2006

Number of ordinary shares transferred:	98,844

Highest transfer price per share:	117.5p

Lowest transfer price per share:	90p

Following the above transfer, Vodafone holds 5,328,449,530 of its ordinary shares in treasury and has 52,661,109,769 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 September 2006

Number of ordinary shares transferred:	119,605

Highest transfer price per share:	116.25p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,328,329,925 of its ordinary shares in treasury and has 52,661,344,776 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Section 329 of the Companies Act 1985 and Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised on 22 September 2006 by Mourant ECS Trustees Limited that on 12 September 2006 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 118p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Andrew Nigel Halford*	212
Alan Paul Harper	212
Stephen Roy Scott	212
Paul Michael Donovan	212

* Denotes Director of the Company

Stephen Scott
Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	20 September 2006

Number of ordinary shares transferred:	790,809

Highest transfer price per share:	116.25p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,327,539,116 of its ordinary shares in treasury and has 52,662,135,585 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 September 2006

Number of ordinary shares transferred:	70,473

Highest transfer price per share:	116.25p

Lowest transfer price per share:	116.25p

Following the above transfer, Vodafone holds 5,327,468,643 of its ordinary shares in treasury and has 52,662,831,814 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 September 2006

Number of ordinary shares transferred:	34,054

Highest transfer price per share:	115p

Lowest transfer price per share:	115p

Following the above transfer, Vodafone holds 5,327,434,589 of its ordinary shares in treasury and has 52,662,921,062 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	28 September 2006

Number of ordinary shares transferred:	265,218

Highest transfer price per share:	115.50p

Lowest transfer price per share:	90.00p

Following the above transfer, Vodafone holds 5,327,169,371 of its ordinary shares in treasury and has 52,663,244,402 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure Rule 3.1.4R(1), I have to inform you that the Company has been advised that on 28 September 2006 Timothy Miles, a person discharging managerial responsibilities of the Company, sold 66,440 Ordinary shares of US$0.11 3/7  each in the Company at the price of 121p per share.

Stephen Scott
Group General Counsel and Company Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: October 13, 2006	By: /s/ S R SCOTT
	Name:	Stephen R. Scott
	Title:	Company Secretary